SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)


                           COOPER LIFE SCIENCES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    216712109
                                 (CUSIP Number)

                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  May 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D
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CUSIP NO.   216712109                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MOSES MARX


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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                         (b)|_|

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3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*


            N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                    |_|



--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

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                     7         SOLE VOTING POWER

    NUMBER OF                  1,106,120*
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING                           ----
      PERSON       -------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        1,106,120*
                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                        ----
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,106,120*

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|



--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------
* Includes 125,000 shares of Common Stock reported herein as also being beneficially owned by Momar Corp.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.   216712109                                          Page 3 of 6 Pages
--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MOMAR CORP.


--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|

                                                                        (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY



--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*


            N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                       |_|



--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

            MARYLAND

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           125,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER
     OWNED BY
       EACH                             ----
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        125,000

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                        ----
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            125,000

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|



--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.87%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 6 Pages

     This Amendment No. 11 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 10, inclusive (the "Schedule 13D"), heretofore filed by the Reporting Persons with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of Cooper Life Sciences, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) - (b)

          According to the Company's Quarterly Report on Form 10- Q for the period ending January 31, 1998, there were 2,126,265 shares of Common Stock outstanding on March 13, 1998.


          Moses Marx

          As of the date of this Amendment No. 11 Moses Marx beneficially owned 1,106,120 shares of Common Stock, representing 52% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 980,620 shares owned directly by Mr. Marx; (ii) 125,000 shares owned of record by Momar; and (iii) 500 options to purchase 500 shares of Common Stock. With respect to the shares described in clause (ii), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being the only person in a position to determine the investment and voting decisions of Momar with respect to such shares.

          Mr. Marx has the sole power to vote and dispose of all such shares.



                                Page 4 of 6 Pages

          Momar

          Momar owns 125,000 shares of Common Stock, comprising 5.87% of the issued and outstanding shares of the Common Stock.

          Momar has the sole power to vote and dispose of all such shares.

          (c) On May 18, 1998, Mr. Marx donated 100,000 shares of Common Stock to Terumah Foundation, a 501(c)(3) tax exempt organization.

          Other than as set forth above, during the last 60 days, neither Mr. Marx nor Momar effected any transactions in the Shares.

          (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.



                                Page 5 of 6 Pages

                                    SIGNATURE




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 1998


                                   /s/ Moses Marx
                                   ----------------------------------
                                    MOSES MARX



                                    MOMAR CORP.


                                    By: /s/ Moses Marx
                                        -----------------------------
                                        Moses Marx, President



                                Page 6 of 6 Pages